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     UNITED STATES OF AMERICA
            BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
____________________________________________


In the Matter of                               EIGHTH
NATIONAL FUEL GAS COMPANY                      CERTIFICATE
UTILITY CONSTRUCTORS, INC.                     PURSUANT TO
                                               RULE 24
File No. 70-7367
(Public Utility Holding Company Act of 1935)

____________________________________________



          In accordance with the Order of the Securities and

Exchange Commission ("Commission") in this File 70-7367 dated

December 6, 1994 (HCAR No. 26181) Utility Constructors, Inc.

("UCI") hereby files, as Exhibit "A", its balance sheet as of

September 30, 1995 and, as Exhibit "B" its income statement for the twelve months ended September 30, 1995.

          During its 1995 fiscal year, (twelve months ended

September 30, 1995) UCI discontinued its pipeline construction and auxiliary construction and maintenance services for associate and non-associate companies.  UCI completed work on the 11

projects that were described in its last certificate pursuant to

Rule 24.

          On May 15, 1995, UCI ceased active operations, and on

May 23, 1995, UCI auctioned all of its construction assets.

UCI's current activities consist only of collecting payments

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pursuant to its outstanding deferred payment arrangements and the winding up of worker's compensation and other claims.

          IN WITNESS WHEREOF, the undersigned companies have duly

caused this certificate to be signed this 9th day of February,

1996.


                                   UTILITY CONSTRUCTORS, INC.



                                   By_/s/ David F. Smith___________
                                     David F. Smith, Secretary





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